

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 17, 2017

<u>Via E-mail</u>
Anthony L. Mattacchione
Chief Financial Officer and
 Senior Vice President
Bruker Corporation
40 Manning Road
Billerica, Massachusetts 01821

     **Re:    Bruker Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2016**
             **Filed March 1, 2017**
             **File No. 000-30833**

Dear Mr. Mattacchione:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery